FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Francesconi, Louise L.	2. Date of Event Requiring Statement Month/Day/Year 08/30/2002	4. Issuer Name and Ticker or Trading Symbol Raytheon Company - RTN
(Last) (First) (Middle) 141 Spring Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) Vice President	6. If Amendment, Date of Original (Month/Day/Year) 08/30/2002
(Street) Lexington, MA 02421			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	6,328.27 (1)	I	401 (k)
Common Stock	5,838	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option	05/02/96	05/02/05	Common Stock	4,706	33.9490	D
Employee Stock Option	05/02/97	05/02/05	Common Stock	4,706	33.9490	D
Employee Stock Option	05/02/97	05/02/06	Common Stock	4,706	52.1135	D
Employee Stock Option	05/02/98	05/02/06	Common Stock	4,706	52.1135	D
Employee Stock Option	05/02/98	05/02/07	Common Stock	5,882	46.0615	D
Employee Stock Option	05/02/99	05/02/07	Common Stock	5,883	46.0615	D
Employee Stock Option	06/24/99	06/23/08	Common Stock	1,788	55.9063	D
Employee Stock Option	06/24/00	06/23/08	Common Stock	1,788	55.9063	D
Employee Stock Option	06/24/99	06/24/08	Common Stock	5,712	55.9063	D
Employee Stock Option	06/24/00	06/24/08	Common Stock	5,712	55.9063	D
Employee Stock Option	06/23/01	06/22/09	Common Stock	1,460	68.4688	D
Employee Stock Option	06/23/00	06/23/09	Common Stock	12,500	68.4688	D
Employee Stock Option	06/23/01	06/23/09	Common Stock	11,040	68.4688	D
Employee Stock Option	02/25/02	02/24/10	Common Stock	5,161	19.3750	D
Employee Stock Option	02/25/03	02/24/10	Common Stock	5,161	19.3750	D
Employee Stock Option	02/25/01	02/25/10	Common Stock	12,500	19.3750	D
Employee Stock Option	02/25/02	02/25/10	Common Stock	7,339	19.3750	D
Employee Stock Option	02/25/03	02/25/10	Common Stock	7,339	19.3750	D
Employee Stock Option	05/23/02	05/23/11	Common Stock	10,000	29.6850	D
Employee Stock Option	05/23/03	05/23/11	Common Stock	10,000	29.6850	D
Employee Stock Option	05/23/04	05/23/11	Common Stock	6,632	29.6850	D
Employee Stock Option	05/23/04	05/22/11	Common Stock	3,368	29.6850	D
Employee Stock Option	05/13/03	05/13/12	Common Stock	8,666	44.4500	D
Employee Stock Option	05/13/04	05/13/12	Common Stock	8,667	44.4500	D
Employee Stock Option	05/13/05	05/13/12	Common Stock	6,418	44.4500	D
Employee Stock Option	05/13/05	05/12/12	Common Stock	2,249	44.4500	D
Performance Stock Option	Varies (2)	02/25/10	Common Stock	25,900	19.3750	D
Performance Stock Option	Varies (3)	01/24/11	Common Stock	15,500	31.8150	D
Performance Stock Option	Varies (4)	01/23/12	Common Stock	20,300	32.3150	D

Explanation of Responses:

(1) Based on funds in the Reporting Person's Savings and Investment Plan/Excess Savings Plan Account divided by $35.00, the closing price of the Issuer's Common Stock on August 30, 2002.
(2) The options become exercisable in three equal installments. The first installment became exercisable on August 25, 2000, upon the Issuer's Common Stock sustaining (for a period of twenty (20) consecutive trading days) a market price of at least $23.27 per share; the second installment became exercisable on October 30, 2000, upon the Issuer's Common Stock sustaining a market price of at least $27.91 per share; and the third installment became exercisable on February 22, 2002, upon the Issuer's Common Stock sustaining a market price of at least $33.49 per share.
(3) The options become exercisable in three equal installments. The first installment became exercisable on February 28, 2002, upon the Issuer's Common Stock sustaining (for a period of twenty (20) consecutive trading days) a market price of at least $36.59 per share; the second installment became exercisable on May 29, 2002 upon the Issuer's Common Stock sustaining a market price of at least $42.08 per share; and the third installment becomes exercisable upon the date that the Issuer's Common Stock sustains a market price of at least $48.39 per share. Notwithstanding the foregoing vesting schedule, all shares under option shall become exercisable on the sixth anniversary of the grant date.
(4) The options become exercisable in three equal installments. The first installment became exercisable on May 16, 2002, upon the Issuer's Common Stock sustaining (for a period of twenty (20) consecutive trading days) a market price of at least $39.10 per share; the second installment becomes exercisable upon the date that the Issuer's Common Stock sustains a market price of at least $44.965 per share; and the third installment becomes exercisable upon the date that the Issuer's Common Stock sustains a market price of at least $51.71 per share. Notwithstanding the foregoing vesting schedule, all shares under option shall become exercisable on the sixth anniversary of the grant date.

By: /s/ Louise L. Francesconi Louise L. Francesconi **Signature of Reporting Person	01/24/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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